SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32115; File No. 812-14573

Nationwide Mutual Funds, et al.; Notice of Application

May 16, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act;

pursuant to section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the

Act; pursuant to sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1),

17(a)(2) and 17(a)(3) of the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under

the Act to permit certain joint arrangements.

Summary of the Application: Applicants request an order that would permit certain registered

open-end management investment companies to participate in a joint lending and borrowing

facility.

Applicants: Nationwide Mutual Funds ("NMF"), and Nationwide Variable Insurance Trust

("NVIT," and together with NMF, each a "Trust," and together, the "Trusts") and Nationwide

Fund Advisors (the "Initial Adviser").

Filing Dates: The application was filed on October 29, 2015, and amended on April 6, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 10, 2016, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090; Applicants: 1000 Continental Drive, Suite 400, King of Prussia,

PA 19406.

<u>For Further Information Contact</u>: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or David J.

Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

1. Each of NMF and NVIT is organized as a Delaware statutory trust. Each Trust

consists of multiple series (each series, a "Fund," and together, the "Funds"). One series of

NMF, the Nationwide Money Market Fund, and one series of NVIT, the NVIT Money Market

Fund, operate as money market funds in reliance on rule 2a-7 under the Act. (The Nationwide

Money Market Fund, the NVIT Money Market Fund, and any future Funds that rely on rule 2a-7

are the "Money Market Funds.") The Funds are registered with the Commission as open-end

management investment companies. The Initial Adviser, a Delaware business trust, serves as investment adviser to the Funds, and is registered as an investment adviser under the Investment

Advisers Act of 1940 ("Advisers Act").[1]

2. At any particular time, while some Funds enter into repurchase agreements, or invest

their cash balances in money market funds or other short-term instruments, other Funds may

need to borrow money for temporary purposes to satisfy redemption requests, to cover

unanticipated cash shortfalls such as a trade "fail" in which cash payment for a security sold by a

Fund has been delayed, or for other temporary purposes. The Trusts currently are parties to a

senior unsecured committed credit facility (as amended, modified, refinanced or replaced from

time to time, the "Loan Agreement") that provides a line of credit to the participating Funds, and

is furnished by a syndicate of banks, including the Funds' custodian.

3. Applicants state that, generally, when a Fund borrows money under the Loan

Agreement, it pays interest on the loan at a rate that is typically higher than the rate that is earned

by other (non-borrowing) Funds on investments in repurchase agreements, money market funds,

and other short-term instruments of the same maturity as the bank loan. Applicants assert that

this differential represents the profit earned by the lender on loans and is not attributable to any

material difference in the credit quality or risk of such transactions.

4. The Trusts seek to enter into master interfund lending agreements ("Interfund

Lending Agreements") with each other on behalf of the Funds that would permit each Fund to

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[1] Applicants request that the relief also apply to any other open-end registered management investment company advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (such entity included in the term "Adviser") that currently, or in the future, is part of the same "group of investment companies" as the Trusts, as defined in section 12(d)(1)(G)(ii) of the Act (included in the term "Trusts"). All entities that currently intend to rely on the requested order have been named as applicants. Any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the application. Any other Adviser will be registered as an investment adviser under the Advisers Act. All references to the term "Adviser" herein include successors-in-interest to the Adviser. Successors-in-interest are limited to any entity resulting from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

lend money directly to and borrow directly from other Funds through a credit facility for temporary purposes (an "Interfund Loan"). The Money Market Funds will not participate as borrowers in the interfund lending facility. Applicants state that the proposed credit facility is expected to both reduce the Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would reduce the Funds' need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

5.   Applicants anticipate that the proposed credit facility would provide a borrowing Fund with savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6.   Applicants also anticipate that a Fund could use the proposed credit facility when a sale of securities "fails" due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the

Fund. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

7.   While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or money market funds. Thus, applicants assert that the proposed credit facility would benefit both borrowing and lending Funds.

8.   The interest rate to be charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or its Adviser. The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee, as defined below, each day an Interfund Loan is made according to a formula established by each Fund's board of trustees (the "Trustees") intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund's Trustees. In addition, each Fund's Trustees would periodically review the continuing appropriateness of

using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds.

9.   Certain members of the Adviser's fund administration personnel and money market analysts (the "Interfund Lending Committee") will administer the credit facility. No portfolio manager of any Fund will serve as a member of the Interfund Lending Committee. On any day on which a Fund intends to borrow money, the Interfund Lending Committee would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

10.   Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender; alternatively, the portfolio manager could provide instructions from time to time as to when the Fund wishes to participate as a borrower or lender. The Interfund Lending Committee on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Committee has allocated cash for Interfund Loans, the Interfund Lending Committee will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

11.   The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The method of allocation and related administrative procedures would be approved by each Fund's Trustees, including a majority of Trustees who are not "interested persons" of the Fund, as that term is defined in section 2(a)(19) of the Act ("Independent Trustees"), to ensure that both borrowing and lending Funds participate on an equitable basis.

12.   The Adviser would: (a) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (c) ensure equitable treatment of each Fund; and (d) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged.

13.   The Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the investment advisory agreement and administrative agreements with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. The Adviser may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the

proposed credit facility. Such fees would be no higher than those applicable for comparable

bank loan transactions.

14. No Fund may participate in the proposed credit facility unless: (a) the Fund has

obtained shareholder approval for its participation, if such approval is required by law; (b) the

Fund has fully disclosed all material information concerning the credit facility in its prospectus

and/or statement of additional information; and (c) the Fund's participation in the credit facility

is consistent with its investment objectives and limitations and organizational documents.

15. As part of the Trustees' review of the continuing appropriateness of a Fund's

participation in the proposed credit facility as required by condition 14, the Trustees of the Fund,

including a majority of the Independent Trustees, also will review the process in place to

appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have

on the Fund's liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund's

portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other

liquidity needs.

16. In connection with the credit facility, applicants request an order under section

6(c) of the Act exempting them from the provisions of sections 18(f) and 21(b) of the Act; under

section 12(d)(1)(J) of the Act exempting them from section 12(d)(1) of the Act; under sections

6(c) and 17(b) of the Act exempting them from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the

Act; and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint

arrangements.

Applicants' Legal Analysis:

1. Section 17(a)(3) of the Act generally prohibits any affiliated person of a

registered investment company, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act

generally prohibits any registered management company from lending money or other property

to any person, directly or indirectly, if that person controls or is under common control with that

company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part,

to be any person directly or indirectly controlling, controlled by, or under common control with,

such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a

controlling influence over the management or policies of a company," but excludes

circumstances in which "such power is solely the result of an official position with such

company." Applicants state that the Funds may be under common control by virtue of having

common investment advisers and/or by having common Trustees and officers.

2.   Section 6(c) of the Act provides that an exemptive order may be granted where an

exemption is "necessary or appropriate in the public interest and consistent with the protection of

investors and the purposes fairly intended by the policy and provisions of [the Act]." Section

17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a)

provided that the terms of the transaction, including the consideration to be paid or received, are

fair and reasonable and do not involve overreaching on the part of any person concerned, and the

transaction is consistent with the policy of the investment company as recited in its registration

statement and with the general purposes of the Act. Applicants believe that the proposed

arrangements satisfy these standards for the reasons discussed below.

3.   Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to

prevent a party with strong potential adverse interests to, and some influence over the investment

decisions of, a registered investment company from causing or inducing the investment company

to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants

assert that the proposed credit facility transactions do not raise these concerns because: (a) the

Adviser, through the Interfund Lending Committee, would administer the program as a

disinterested fiduciary as part of its duties under the investment advisory agreement and

administrative agreements with each Fund; (b) all Interfund Loans would consist only of

uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase

agreements or other short-term instruments either directly or through a money market fund; (c)

the Interfund Loans would not involve a significantly greater risk than such other investments;

(d) the lending Fund would receive interest at a rate higher than it could otherwise obtain

through such other investments; and (e) the borrowing Fund would pay interest at a rate lower

than otherwise available to it under its bank loan agreements and avoid some up-front

commitment fees associated with committed lines of credit. Moreover, applicants assert that the

other terms and conditions that applicants propose also would effectively preclude the possibility

of any Fund obtaining an undue advantage over any other Fund.

   4. Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered

investment company, or any affiliated person of such a person, from selling securities or other

property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated

person of a registered investment company, or any affiliated person of such a person, from

purchasing securities or other property from the investment company. Section 12(d)(1) of the

Act generally prohibits a registered investment company from purchasing or otherwise acquiring

any security issued by any other investment company except in accordance with the limitations

set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1). Applicants also state that any pledge of assets in connection with an Interfund Loan could be construed as a purchase of the borrowing Fund's securities or other property for purposes of section 17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors. Applicants submit that the requested exemptions from sections 17(a)(1), 17(a)(2) and 12(d)(1) are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b). Applicants also state that the requested relief from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6.   Applicants state that section 12(d)(1) was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. Applicants submit that the proposed credit facility does not involve these abuses. Applicants note that there will be no duplicative costs or fees to the Funds or their shareholders, and that the Adviser will receive no additional compensation for its services in administering the credit facility. Applicants also note that the purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders.

7.   Section 18(f)(1) of the Act prohibits open-end investment companies from issuing any senior security except that a company is permitted to borrow from any bank, provided, that immediately after the borrowing, there is asset coverage of at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. Applicants request exemptive relief under section 6(c) from section 18(f)(1) only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds. The Funds would remain subject to the requirement of section 18(f)(l) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage. Based on the conditions and safeguards described in the application, applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed credit facility is consistent with the purposes and policies of section 18(f)(l).

8.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any joint transaction in which the investment company participates, unless, upon application, the transaction has been approved by the Commission. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

9.   Applicants assert that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to insiders. Applicants assert that the proposed credit facility is consistent with

the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Applicants assert that each Fund's participation in the proposed credit facility would be on terms that are no different from or less advantageous than that of other participating Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.   On each business day when an Interfund Loan is to be made, the Interfund Lending Committee will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

3.   If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (a) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (c) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (d) will provide that, if an event of default by the Fund occurs under any agreement evidencing

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an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4. A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all of its outstanding Interfund Loans; (b) reduce its outstanding indebtedness to 10% or less of

its total assets; or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.   No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.   A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of Interfund Loans will be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund's shares, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.   A Fund's borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10. Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11. A Fund's participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

12. The Interfund Lending Committee will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager. The Interfund Lending Committee will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Interfund Lending Committee will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13. The Interfund Lending Committee will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Fund concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

14. The Trustees of each Fund, including a majority of the Independent Trustees, will:

(a) review, no less frequently than quarterly, the Fund's participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)   establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)   review, no less frequently than annually, the continuing appropriateness of the Fund's participation in the proposed credit facility.

15.   In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Adviser will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[2] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16.   Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund's Trustees in connection with the review required by conditions 13 and 14.

17.   The Adviser will prepare and submit to the Trustees for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, the Adviser will report on the operations of the proposed credit facility at the Trustees' quarterly meetings.

Each Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Trustees each year that the Fund participates in the proposed credit facility, that evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a)   that the Interfund Loan Rate will be higher than the Repo Rate, and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, but lower than the Bank Loan Rate;

(b)   compliance with the collateral requirements as set forth in the application;

(c)   compliance with the percentage limitations on interfund borrowing and lending;

(d)   allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and

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[2] If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an

(e)   that the Interfund Loan Rate does not exceed the interest rate on any third party

borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund's independent public accountants, in connection with their audit

examination of the Fund, will review the operation of the proposed credit facility for compliance

with the conditions of the application and their review will form the basis, in part, of the

auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the proposed credit facility upon receipt of requisite

regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional

information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated

authority.

Robert W. Errett
Deputy Secretary

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independent arbitrator that is satisfactory to each Fund.